UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 4, 2009**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast		
Minneapolis, Minnesota		**55413**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 4, 2009, the Board of Directors (the "Board") accepted the resignation of Mr. Mark H. Rauenhorst from the Board and related responsibilities on the Audit and Management Organization and Compensation Committees.

The Company's Corporate Governance Guidelines require a director to offer his or her written resignation upon any significant change in his or her employment status. Mr. Rauenhorst recently stepped down as Chairman and CEO of Opus Corporation and became a consultant to Rauenhorst Trusts, which owns the Opus group of companies. Mr. Rauenhorst's term on the Board would have expired at the time of the annual meeting of shareholders in April 2010.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: December 10, 2009   By:

Karen Park Gallivan

Its: Vice President, General Counsel and Secretary



December 10, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington DC 20549

Re: Graco Inc.
      Form 8-K
      File No. 001-09249
      CIK No. 0000042888

Ladies/Gentlemen:

Enclosed is Graco Inc.'s Form 8-K filed to report the resignation of a director under Item 5.02, Departure of Directors or Principal Officers.

Sincerely,

Karen Park Gallivan
Vice President, General Counsel and Secretary

Enclosure